HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                  (With Independent Auditors' Report Thereon)

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                               Table of Contents

                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits,
   December 31, 2001 and 2000                                                 2

Statements of Changes in Net Assets Available for Plan Benefits,
   for the years ended December 31, 2001 and 2000                             3

Notes to Financial Statements                                                 4

Supplemental Schedule

1 Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
  December 31, 2001                                                           9

2 Schedule H, Line 4j - Schedule of Reportable Transactions for the
  year ended December 31, 2001                                               10

Note:Supplemental  schedules required by the Employee Retirement Income Security
     Act of 1974 that have not been included are not applicable.

KPMG
303 East Wacker Drive
Chicago, IL 60601
                          Independent Auditors' Report


Plan Administrator
Heller Financial, Inc. Savings
and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for plan benefits for the Heller Financial, Inc. Savings and Profit Sharing Plan (the
Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors who were engaged to audit the accompanying statement of net assets available for plan benefits of the Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended, expressed an unqualified opinion dated June 15, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 14, 2002

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                 (In thousands)

                                                                 2001      2000
                                                                 ----      ----
Assets:
 Investments, at fair value:
   Investment funds                                          $ 119,015  126,205
   Participant loans                                             1,386    1,675
                                                             ---------  -------
        Total investments                                      120,401  127,880
                                                             ---------  -------
 Receivables - employer contributions receivable                 1,961    1,474
                                                             ---------  -------
        Total receivables                                        1,961    1,474
                                                             ---------  -------
        Net assets available for plan benefits               $ 122,362  129,354
                                                             =========  ========

See accompanying notes to financial statements.

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                 For the years ended December 31, 2001 and 2000

                                 (In thousands)

                                                                 2001      2000
                                                                 ----      ----
Additions:
 Net investment income (loss):
  Net depreciation in market value of investments             $ (5,855)  (3,159)
  Interest and dividend income                                   3,571    6,966
                                                              ---------  -------
        Net investment income (loss)                            (2,284)   3,807
                                                              ---------  -------
Contributions:
 Employer contributions                                          3,274    2,040
 Participant contributions                                       9,294    8,945
                                                              ---------  -------
        Total contributions                                     12,568   10,985
                                                              ---------  -------
        Total additions                                         10,284   14,792

Deductions:
 Distributions paid to participants                            (17,262) (15,955)
 Administrative expenses                                           (14)     (11)
                                                              --------- --------
        Total deductions                                       (17,276) (15,966)
                                                              --------- --------
        Net decrease                                            (6,992)  (1,174)

Net assets available for plan benefits:
 Beginning of year                                             129,354  130,528
                                                              --------- --------
 End of year                                                 $ 122,362  129,354
                                                              ========= ========
See accompanying notes to financial statements.

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(1) Description of Plan

     The following brief description of the Heller Financial, Inc. Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a) General

          The Plan is a defined contribution profit sharing plan with 401(k) provisions covering substantially all of the employees of Heller Financial, Inc. and subsidiaries (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

          The investment assets of the Plan at December 31, 2001 and 2000, were held, and transactions during the years then ended were executed, under a trust agreement with Vanguard Fiduciary Trust Company (Vanguard). In addition, Vanguard performs certain record-keeping tasks for the plan.

     (b) Participant Contributions

          Under the savings component of the Plan, all employees are immediately eligible upon employment to enter into a deferred income agreement with the Company, under which the Company will make a deferred income contribution to the participant's account, subject to certain limitations, equal to the amount which the participant has elected to defer. The individual maximum deferral permitted by the Plan is limited to 18% of gross base pay and is also subject to an annual dollar limitation set by the Internal Revenue Service.

     (c) Employer Contributions

          Under the profit sharing component of the Plan, employer contributions are made to the participants' accounts at the discretion of the Company's Board of Directors. It is the intention of the Company, however, to base its annual contributions on certain financial objectives established by the Board of Directors. Beginning on the January 1 or July 1 coincident with or following their date of hire, participants are eligible to receive an allocation of the employer contribution provided their employment is not terminated prior to the last business day of the plan year. From January 1, 2001 through October 25, 2001, the participant's share of the annual employer contribution was paid as a contribution to the Company Stock Fund and was deposited directly into the participant's account. After October 25, 2001, the participant's share of the annual employer contribution was paid in cash and was deposited directly into the participant's account due to the General Electric Capital Corporation Acquisition, discussed in note 7. Employer profit sharing contributions are allocated to each participant's account based on the percentage of each participant's compensation relative to the total compensation of all active participants. Employees who are participants in certain Company incentive plans are not eligible for an allocation of the employer discretionary contribution.

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


          An additional contribution may be made by the Company in the form of a 50% match of the employee contributions of up to 6% of an employee's gross base salary. All participants are immediately eligible for this matching contribution, which is deposited into the participant's account semiannually, provided the participant is not terminated prior to the last business day of each semiannual period. Matching contributions are allocated to each participant's account based on the participant's deferral election, subject to certain limitations.

     (d) Participants' Accounts

          Each participant's account is credited with the participant's contributions, the Company matching contribution, and an allocation of the Plan's net investment earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested balance.

     (e) Vesting and Forfeitures

          All participants are fully vested in all employee contributions, employer profit sharing contributions, and accumulated changes in the nonmatching components of their respective accrued benefits. Participants hired prior to January 1, 1993, are fully vested in all matching contributions made to their respective accounts. Participants hired on or after that date become 20% vested in Company contributions and the related net investment earnings after one year and continue to vest at 20% per year for each of the next four years of continuous service.

          Forfeitures of any unvested matching contributions are used to reduce the Company's future contributions and plan expenses, as necessary.

     (f) Participant Loans

          Participants may borrow from their fund accounts an amount that is no less than $500 and does not exceed the lesser of $50,000 or 50% of the vested portions of the participant's account. Loan terms range from 1-5 years, but can be longer for the purchase of a primary residence, as determined at the time of the loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money.

     (g) Payment of Benefits

          Distributions are ordinarily made to participants in a lump sum amount within 90 days following their termination of service, retirement, death, or disability.

          Withdrawal of all or part of a participant's 401(k) funds may be authorized by the Plan Administrative Committee prior to any of the above in the event of certain defined financial hardships of a participant. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59 1/2 years old and the withdrawal does not qualify for exemption under the Internal Revenue Code (IRC) regulations.

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                        Notes to Financial Statements

                           December 31, 2001 and 2000

     (h) Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants would become fully vested in their account balance.

     (i) Administrative Expenses

          Administrative and trustee fees related to the general administration of the Plan and trust are paid by the Company. Certain individual transaction charges paid to the trustee are deducted from the related participant accounts and are recorded in the accompanying statement of changes in net assets available for plan benefits as administration expenses.

(2) Summary of Significant Accounting Policies

     (a) Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     (b) Valuation of Investments

          The Plan's investments are stated at market value. Investments are in seven mutual funds of The Vanguard Group and in the Company Stock Fund. The valuation of the Vanguard Funds is based upon daily net asset values as determined by The Vanguard Group. The Company Stock Fund is valued at its year-end closing price (comprised of year-end market price plus any uninvested cash position). Investment income or loss is recognized by the Plan as interest income, dividend income, or an increase or decrease in fair value, as applicable. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (c) Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


(3) Investments Exceeding 5% of Net Assets

     The Plan's investments that exceed 5% of net assets available for plan benefits as of December 31, 2001 and 2000 are as follows (in thousands):

                                                                 2001     2000
                                                                ------  -------
        Vanguard 500 Index Fund                               $ 26,557   30,781
        Vanguard International Growth Fund                       7,315    9,951
        Vanguard PRIMECAP Fund                                  30,545   38,861
        Vanguard Wellington Fund                                17,471   16,746
        Vanguard Retirement Savings Trust                       27,412   13,614
        Heller Financial Company Stock Fund                          -    8,852
                                                                ======  =======

     During 2001 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $5.9 million and $3.2 million, respectively, as follows (in thousands):
                                                                 2001     2000
                                                                ------  -------
        Mutual funds                                         $ (12,722) (6,539)
        Common stock                                             6,867   3,380
                                                                ------  -------
                Net depreciation                                (5,855) (3,159)
                                                                ======  =======
4) Nonparticipant-directed Investments

     The Heller Financial Company Stock Fund was an investment option that contained both participantdirected and nonparticipant-directed activity. This investment option was terminated on October 25, 2001 due to the General Electric Capital Corporation Acquisition, discussed in note 7. Information about the net assets and significant components of the changes in net assets relating to the Heller Financial Company Stock Fund is as follows (in thousands):
                                                                 2001     2000
                                                                ------  -------

        Net assets:
          Common stock                                          $    -    8,852
          Employer contributions receivable                          -    1,474
                                                                ------  -------
                                                                $    -   10,326
                                                                ======  =======

                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000


                                                                     Year ended
                                                                    December 31,
                                                                        2001
                                                                    ------------
                Changes in net assets:

                  Net appreciation                                    $ 6,867
                  Interest and dividend income                             74
                  Contributions                                         2,226
                  Distributions paid to participants                     (514)
                  Transfers of investments                            (18,979)
                                                                    ------------
                                                                     $(10,326)
                                                                    ============
(5) Related Parties

     The Company is the plan sponsor and administrator. An administrative committee of at least three people is appointed by the Company's Board of Directors to assist in the administration of the Plan. Committee members, who are employees of the Company, are not compensated by the Plan for services rendered as committee members.

(6) Federal Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Company is in the process of requesting an updated letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) General Electric Capital Corporation Acquisition

     On October 25, 2001, General Electric Capital Corporation acquired the plan sponsor, Heller Financial, Inc.

(8) Subsequent Events

     Effective January 1, 2002, all Participants who have not incurred a termination of employment before January 1, 2002 will become fully and immediately vested in any unvested employer matching contributions allocated and credited to their matching contributions account on or before January 1, 2002.

     Effective June 1, 2002, the Plan was frozen.

                                                                      Schedule 1
                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

                                 (In thousands)

Identity of issue,
borrower, lessor, or                                                 Current
similar party                   Description of investment             value
--------------------    -----------------------------------------   ---------
* INVESCO               INVESCO Dynamics Fund                       $    146

* MSIFT                 SmallCap Value                                 5,250

* Vanguard              Vanguard 500 Index Fund                       26,557

* Vanguard              Vanguard International Growth Fund             7,315

* Vanguard              Vanguard PRIMECAP Fund                        30,545

* Vanguard              Vanguard Total Bond Market Index Fund          3,669

* Vanguard              Vanguard Value Index Fund                        650

* Vanguard              Vanguard Wellington Fund                      17,471

* Vanguard              Vanguard Retirement Savings Fund              27,412

* Plan participants     Participant loans, interest rates range
                        from 5.00% to 8.75%                            1,386
                                                                    ---------
                                Total assets                        $120,401
                                                                    =========

* Represents a party-in-interest to the Plan

See accompanying independent auditors' report

                                                                      Schedule 2
                         HELLER FINANCIAL, INC. SAVINGS
                            AND PROFIT SHARING PLAN

           Schedule H, Line 4j - Schedule of Reportable Transactions

                        For year ended December 31, 2001

                                 (In thousands)

                                                                                             Current
                                                                      Expense                value of
                                                                     incurred    Historical  asset on       Net
Identity of party involved /           Purchase    Selling   Lease     with       cost of   transaction    gain or
description of the asset                  price    price     rental  transaction   asset      date         (loss)
------------------------------------   ---------  --------  -------  ----------- ---------- ------------ -----------
Heller Company Stock Fund               $ 4,057         -        -         -           -         4,057           -
                                              -    19,775        -         -       11,180       19,775       8,595
                                       =========  ========  =======  =========== ========== ============ ===========

Note:The reportable transaction schedule includes transactions or series of transactions of the assets that exceed 5% of the fair value of the Plan's assets at the beginning of the year.

See accompanying independent auditors' report.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


June 28, 2002              HELLER FINANCIAL, INC.
                           By: /s/ RANDOLPH T. BROWN
                               ---------------------------
                                   Randolph T. Brown
                                   Chief Financial Officer